Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Penn Virginia Resource GP, LLC:

We consent to the incorporation by reference of our reports dated February 28, 2008, with respect to the consolidated balance sheets of Penn Virginia Resource Partners, L.P. as of December 31, 2007 and 2006, and the related consolidated statements of income, partners’ capital and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Penn Virginia Resource Partners, L.P., incorporated herein by reference.

/s/ KPMG LLP

Houston, Texas

January 14, 2009